SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                           National Auto Credit, Inc.
                           --------------------------
                                (Name of Issuer)

                     Common Stock. $0.05 Par Value Per Share
                     ---------------------------------------
                         (Title of Class or Securities)

                                   632900 106
                                   ----------
                                 (CUSIP Number)

                                 Sam J. Frankino
                               7108 Eagle Terrace
                         West Palm Beach, Florida 33412
                                 (561) 625 3800
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 20, 1999
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), l3d-1(f) or 13d-l(g), check the following box. |_|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D FILING
                                 PURSUANT TO THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Sam Frankino is filing this Schedule 13D to reflect the new information set forth herein, including the fact that, as a result of a proxy granted to Ernest
C. Garcia II ("Mr. Garcia") by Sam J. Frankino ("Mr. Frankino") giving Mr, Garcia the right to vote over 50% of the capital stock of the issuer, Mr. Garcia, Verde Investment, Inc. ("Verde") and Mr. Frankino may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"). Nothing contained herein shall be construed as an admission that Mr. Frankino together with Mr. Garcia and Verde, constitute a "person" or "group" for any purpose. Pursuant to Rule 13d-1(k)(2) under the Exchange Act, Mr. Frankino is making this filing individually rather than jointly with Mr. Garcia and Verde.

Cover Pages

The cover pages are hereby amended in their entirety to reflect the foregoing,

----------------------                                         -----------------
CUSIP No. 632 900 10 6                13D                      Page 3 of 6 Pages
----------------------                                         -----------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sam J. Frankino
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          a. |_|
                                                                          b. |X|
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3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------

5     CHECK BOX IS DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
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                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               14,016,560
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             Mr. Frankino along with trustees, has both voting and
   PERSON               investment power with respect to 726,452 shares held by
   WITH                 the J. and Connie M. Frankino Charitable Foundation, and
                        to 1,000,000 shares held by Corrine L. Dodero Trust for
                        the Arts and Sciences both of which are qualified
                        charitable organizations. Mr. Frankino disclaims any
                        beneficial interest in these shares.
                        --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        15,743,012
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      15,743,012
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      55%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

      Title of Class of
      Equity Security;       Common Stock, $0.05 par value per share (the
                             "Common Stock")

      Name of Issuer:        National Auto Credit, Inc. ("NAC")

      Address of             30000 Aurora Road
      Principal Office:      Solon, Ohio 44139

Item 2. Identity and Background.

      (a)   NAME OF PERSON FILING:

            Sam J. Frankino ("Mr. Frankino")

In addition, as described in Item 4, Mr. Frankino, Mr. Garcia and Verde may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. Mr. Frankino expressly disclaims that he has agreed to act as a group with Mr. Garcia and Verde, and nothing contained herein shall be construed as an admission that Mr. Frankino, together with Mr. Garcia and Verde, constitute a "person" or "group" for any purpose.

      (b)   ADDRESS Of PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            7108 Eagle Terrace
            West Palm Beach, Florida 33412

      (c) PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF CORPORATION IN WHICH EMPLOYMENT IS CONDUCTED:

            Retired.

      (d) WHETHER DURING LAST FIVE YEARS, SUCH PERSON HAS BEEN CONVICTED IN A CRIMINAL PROCEEDING (EXCLUDING TRAFFIC VIOLATIONS OR SIMILAR MISDEMEANORS) AND, IF SO, GIVE THE DATES, NATURE OF CONVICTION, NAME AND LOCATION OF COURT, ANY PENALTY IMPOSED, OR OTHER DISPOSITION OF THE CASE:

            During the past five years, Mr. Frankino has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) WHETHER DURING THE LAST FIVE YEARS, SUCH PERSON WAS A PARTY TO A CIVIL PROCEEDING OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION AND AS A RESULT OF SUCH PROCEEDING WAS OR IS SUBJECT TO A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS; AND, IF SO, IDENTIFY AND DESCRIBE SUCH PROCEEDINGS AND SUMMARIZE THE TERMS OF SUCH JUDGMENT, DECREE OR FINAL ORDER:

            During the past five years, Mr. Frankino has not been a party to a civil proceeding of a Judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   CITIZENSHIP:

            United States of America

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction.

On April 20, 1999, Mr. Frankino executed a revocable proxy in favor of Mr. Garcia, authorizing Mr. Garcia, in his discretion, to vote Mr. Frankino's shares in connection with any matter which may be taken by the stockholders of NAC at any annual or special meeting (or by written consent in lieu thereof), including, without limitation, with respect to any amendment to the Certificate of Incorporation or Bylaws of NAC, or the election and/or removal of the directors of NAC; provided, however, that such revocable proxy is not effective with respect to any merger, consolidation, combination, disposition or sale of assets of NAC. Mr. Frankino is aware of Mr. Garcia's and Verde's intention to take action by written consent to elect Mr. Garcia and Mr. Steven Johnson to fill two vacancies as directors of NAC, and the issues discussed in Amendment No. 3 to Schedule 13D, filed by Mr. Garcia and Verde on April 20, 1999. No contract, arrangement, relationship or understanding (either oral or written) exists among Mr. Garcia, Verde and Mr. Frankino (x) which would require Mr. Garcia to vote Mr. Frankino's shares in any particular manner or on any particular matter or (y) with respect to any of the alternatives with respect to Mr. Garcia's or Verde's investment in the Common Stock discussed in said Amendment No. 3. As stated above, such proxy is revocable at any time by Mr. Frankino.

Item 5. Interest in Securities of the Issuer.

      (a)   AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES BENEFICIALLY OWNED:

            Mr. Frankino is the beneficial owner of 15,743,012 shares of common stock of NAC, representing 55% of the shares of common stock of NAC. (Mr. Frankino's holdings include 1,726,452 shares owned by various trusts for which Mr. Frankino serves as a trustee, and all references in this Schedule 13D to Mr. Frankino include these shares).

            Mr. Garcia and Verde have informed Mr. Frankino that, as of April 20, 1999, Verde is the direct beneficial owner of 134,000 shares of Common Stock, representing 0.5% of NAC's Common Stock and that Mr. Garcia is the direct beneficial owner of 2,715,630 shares of Common Stock and the indirect beneficial owner of 134,000 shares of Common Stock owned by Verde, together representing 9.98% and 2,849,630 shares of NAC Common Stock. By virtue of the proxy granted to Mr. Garcia by Mr. Frankino as described in Item 4, Mr. Garcia and Verde may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Mr. Frankino. The filing of this Schedule 13D by Mr. Frankino is not an admission that either Mr. Garcia or Verde is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities owned by Mr. Frankino, and Mr. Frankino disclaims that he is acting as a "group" with Mr. Garcia or Verde. Mr. Garcia and Verde have informed Mr. Frankino that they intend to file their own Schedule 13D to report the matters described herein.

      (b)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS POWER TO VOTE:

            Mr. Frankino has the sole power to vote or direct the vote of the 14,016,560 shares of common stock of NAC. Mr. Frankino along with trustees, has both voting and investment power with respect to 726,452 shares held by the J. and Connie M. Frankino Charitable Foundation, and to 1,000,000 shares held by Corrine L. Dodero Trust for the

            Arts and Sciences both of which are qualified charitable organizations. Mr. Frankino disclaims any beneficial interest in these shares.

      (c) TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS OR SINCE THE MOST RECENT FILING ON SCHEDULE 13D, WHICHEVER IS LESS:

            None.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            As disclosed in Item 4, on April 20, 1999, Mr. Frankino executed a revocable proxy in favor of Mr. Garcia, authorizing Mr. Garcia, in his discretion, to vote Mr. Frankino's shares in connection with any matter which may be taken by the stockholders of NAC at any annual or special meeting (or by written consent in lieu thereof), including, without limitation, with respect to any amendment to the Certificate of Incorporation or Bylaws of NAC, or the election and or removal of the directors of NAC; provided, however, that such revocable proxy is not effective with respect to any merger, consolidation, combination, disposition, or sale of assets of NAC. No contract, arrangement, relationship or understanding (either oral or written) exists among Mr. Garcia, Verde and Mr. Frankino which would require Mr. Garcia to vote Mr. Frankino's shares in any particular manner or on any particular matter.

Item 7. Material to be Filed as Exhibits.

            Exhibit 99.1 - Proxy, dated April 20, 1999


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 22, 1999                          /s/ Sam J. Frankino
                                       ---------------------------------------
                                                 Sam J. Frankino